December 2, 2020

VIA EDGAR TRANSMISSION

Ms. Melissa Gilmore

Mr. Jean Yu
Division of Corporation Finance

Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company Form 20-F for the fiscal year ended December 31, 2019 Filed on April 3, 2020 File No. 001-14732 Response to Staff Comment Letter Dated November 17, 2020

Dear Ms. Gilmore and Mr. Yu:

Reference is made to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) received by Companhia Siderúrgica Nacional (“National Steel Company” or the “Company”) on November 17, 2020, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 3, 2020 (the “2019 Form 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

SEC Comment

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2.p) Revenue recognition, page FS-20

We note your disclosures of your revenue recognition policies and that you adopted IFRS 15 on January 1, 2018 and assets are recorded according to the respective practice. Please revise your footnote to expand your disclosures to provide company-specific information for your performance obligations, including (a) the nature of the goods or services promised; (b) the timing of when you recognize revenue (i.e., point in time or over time); (c) the typical payment terms and (d) any warranties. Also, provide disclosures for each type of variable consideration, if applicable. Please be advised the information provided should be at a level of detail to meet the objective of the disclosure requirements outlined in paragraphs 110-112 of IFRS 15. Refer to the IFRS 15.110 through 128 as applicable.

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	1

Response to Comment

(a)	Nature of goods and services.

The Company generates revenue from (i) the production and sale of steel, cement and iron ore, (ii) the provision of maritime freight services, in the case of iron ore export sales, and rail and port logistics services and (iii) sales of energy.

(b)	Timing of revenue recognition.

The Company recognizes revenue once all of the following conditions are satisfied:

1.	Identification of the contract for sale of goods or provision of services;
2.	Identification of the performance obligations;
3.	Determination of the contract value;
4.	Determination of the value allocated to each performance obligation included in the contract; and
5.	Revenue recognition over time or at the time the performance obligations are completed.

In the case of sales of goods, performance obligations are usually completed upon delivery of the goods to the destination specified by customers, which may be customers’ warehouses or, in the case of iron ore export sales, when the product is loaded on the ship. In certain cases, judgment may be required to determine when performance obligations are completed, based on the following indicators:

(i)	Whether the customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good; and
(ii)	Whether the customer has a present obligation to pay in accordance with the terms of the sales contract.

Accordingly, the Company discloses revenue from each of its business segments as follows:

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	2

Steel:

The Company recognizes revenues from sales of steel products when control of the product passes to customers, which may be either upon delivery of the goods to the destination specified by customers or when the customer picks up the goods for delivery, depending on whether the customer contracts logistics services from the Company.

Cement:

The Company recognizes revenues from sales of cement when control of the product passes to customers, which may be either upon delivery of the goods to the destination specified by customers or when the customer picks up the goods for delivery, depending on whether the customer contracts logistics services from the Company.

Mining:

The Company recognizes revenues from sales of iron ore when control of the product passes to customers, which generally occurs, in the case of export sales, when the product is loaded on the ship and, in the case of domestic sales, when the product is loaded on the train.

Iron ore export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR” include maritime freight service embedded in the same invoice. In this case, the performance obligation of the maritime freight service is considered separately from the shipment of iron ore and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Logistics:

Rail logistics services. The Company’s rail logistics services are provided by its subsidiary Ferrovia Transnordestina Logística S.A. (“FTL”). The Company recognizes revenues from rail logistics services when the performance obligation, which is the contracted service, is completed, which occurs upon delivery of the goods to the destination specified by customers.

Port logistics services. The Company’s port logistics services, which comprise handling of containers and storage, are provided by its subsidiary Sepetiba Tecon S.A. (“TECON”). The Company recognizes revenues from port logistics services when the performance obligation is completed. In the case of handling of containers, the performance obligation comprises the pool of services contracted. In the case of storage services, each month of storage represents a performance obligation and, consequently, the Company recognizes revenue on a monthly basis.

Energy:

The Company recognizes revenues from sales of energy that it has not used in its operations. This excess energy is made available through the public network and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), which is the governmental agency responsible for managing the network, redirects the energy to the electric system and, on a monthly basis, informs the Company of the amount of energy that was redirected to the electric system. Accordingly, the Company issues its invoice to this governmental agency and simultaneously recognizes the revenue from the sale of energy.

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	3

The Company’s only variable consideration arises when iron ore is provisionally priced and there is a difference with the final price, which depends on future index prices. In this case, the Company initially recognizes revenue based on the applicable forward market price and then accounts for any eventual adjustment based on the final price. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Where the Company has contracts with unfulfilled performance obligations at the end of a fiscal period, it discloses the transaction price allocated to these performance obligations. The Company does not disclose this information for contracts with an expected duration of one year or less.

The Company presents revenues on a consolidated basis in its income statement and by segment in the explanatory note “Segment Information.”

(c)	Payment terms.

Generally, all sales of goods and provisions of services are payable within 30 days of the invoice date.

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	4

In the case of sales of steel and cement, the Company issues its invoice when the products are loaded for delivery, regardless of whether the Company delivers the goods to the destination specified by customers or whether the customer picks up the goods for delivery. In the case of domestic iron ore sales, the Company issues its invoice upon delivery of the goods to the destination specified by customers, which occurs when the product is loaded on the train.

For the portion of the Company’s iron ore export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR”, the obligation to pay for the good and the maritime freight service, which is embedded in the same invoice, generally arises when the product is loaded on the ship. Because the Company pays for the maritime freight service in advance, the Company recognizes the contracted maritime freight service as an asset, as advances to suppliers, until arrival at the port of destination, at which time it is charged to income statement as freight expenses. Concurrently, the Company records the price of the maritime freight service that it is responsible for as a liability, as advances from customers, until arrival at the port of destination, at which time the Company completes its performance obligation for the maritime freight service and, accordingly, recognizes revenue for the provision of this service. The Company generally realizes advances to suppliers and advances from customers as freight expenses and revenue for maritime freight services provided, respectively, within one month. The Company records advances to suppliers and advances from customers as other current assets and other current liabilities, respectively, as these amounts, while outstanding, are not sufficiently material to require separate line item disclosure.

In the case of port logistics services, the Company issues its invoice once it has completed the provision of the contracted service. In the case of rail logistics services, the Company issues its invoice when the product is loaded on the train and the respective fiscal document (CTE – Conhecimento de Transporte Eletrônico) is generated.

In the case of energy sales, the Company issues its invoice once the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica) measures and informs the amount of energy the Company has provided.

(d)	Warranties.

None of the Company’s products or services carry warranties.

*******

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	5

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or Claudia Sarti at +55 (11) 3049-7341.

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP	6